CONFIDENTIAL TREATMENT
REQUESTED BY JPMORGAN CHASE & CO.

May 19, 2010
Mr. William Friar, Senior Financial Analyst
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	JPMorgan Chase & Co. Form 10-K For Year Ended December 31, 2009 File No. 001-05805
Dear Mr. Friar:
     We are in receipt of the letter, dated April 30, 2010, to Michael J. Cavanagh, Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filing.
     Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.
     To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter (other than comment No. 1), together with our responses.
Form 10-K For Year Ended December 31, 2009
Management Discussion and Analysis of Financial Condition and Results of Operations
2010 Business outlook, page 43
2.	We note your disclosure on page 44 that as a result of the recently-enacted credit card legislation, management estimates are that Card Service’s annual net income may be adversely affected by approximately $500 million to $750 million.
•	Provide us with, and revise filings to include, a robust description of the Credit Card Accountability Responsibility and Disclosure Act of 2009 (CARD Act) focused on the most significant provisions of the CARD Act on industry practices, including marketing, underwriting, pricing, billing and other aspects of the credit card business; and

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•	As it relates to your credit card securitization activities, please tell us whether, and if true, how the CARD Act impacted the valuation (fair value) of your credit card residuals at December 31, 2009. For example, it appears that certain provisions in the CARD Act could impact the timing, and possibly the amount, of cash flows to the trust, which would appear to have an effect on the valuation of the trust residual. Please tell us whether you have made any significant changes to historical assumptions used in your valuation model for these residuals in response to this change in operating environment as a result of the CARD Act and if true, whether these changes had a material impact on your results of operations.
The Firm provided a description of the most significant aspects of the CARD Act and the related changes to the Firm’s business practices on page 32 of its March 31, 2010 Form 10-Q.
The Firm’s reported residual interests in credit card securitization trusts at December 31, 2009, included $1.0 billion of escrow accounts, $854 million of “discount receivables” (which are more fully discussed in a letter to the Staff dated January 29, 2010), and $[Redacted] of interest-only strips. Unlike interest-only strips, the valuations of the escrow accounts and discount receivables are not highly sensitive to future income expected to be earned. Therefore, the CARD Act had no significant impact on the valuation of either of these residual interests.
The Firm considered the relevant aspects of the CARD Act in valuing its interest-only strips. The value of the interest-only strips declined from approximately $[Redacted] at March 31, 2009 (i.e., the reporting date preceding the enactment of the CARD Act), to $[Redacted] at December 31, 2009. While effects of the CARD Act contributed to the change in the value of the Firm’s interest-only strips during that time period, the overall decline in value was primarily attributable to higher expected credit losses. The $[Redacted] decline in value of the interest-only strips did not have a material impact on the Firm’s results of operations.
Residential real estate loan modifications activities, page 114
3.	Please consider enhancing your disclosure in future filing to quantify the type of concessions made on these troubled debt restructurings as well as your commercial loan troubled debt restructurings disclosed on page 101 (reduction in interest rate, payment extension, forgiveness of principal, etc). In addition, please consider disclosing your successes with the different types of concessions.
The Firm enhanced its disclosures regarding the types of, and success with respect to, concessions made in modifications to consumer and credit card loans on pages 76-77 of its March 31, 2010 Form 10-Q.
In addition, the Firm expanded its disclosure regarding the types of concessions typically granted in modifications of wholesale loans on page 128 of its March 31, 2010 Form 10-Q. The Firm does not believe that more detailed disclosures quantifying the different types of, and success with respect to, such concessions related to wholesale loans would generally be informative to users of its financial statements. This is because the Firm’s modifications of wholesale loans are specifically tailored to each borrower and are typically not conducted in a programmatic manner. Accordingly, the success of a wholesale loan modification (that is, whether the restructured loan is paid in full, based on the modified terms) is more dependent on borrower-specific factors than on the type of concession granted.

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Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 13 – Loans, page 192
4.	We note that your loan portfolio included $68.2 billion of commercial and industrial loans and another $57.2 billion of real estate loans which represent credit extended for real estate-related purposes to borrowers who are primarily in the real estate development or investment business. Given the relatively high level credit risk typically associated with these types of lending products, please tell us, and consider revising future filings to disclose the following information related to loans with interest reserves:
•	The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

•	Your policy for recognizing interest income on these loans;

•	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

•	Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

•	Your underwriting process of these loans and any specific differences as compared to loans without interest reserves ; and

•	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.
Loans with interest reserves exist primarily in the Firm’s wholesale construction lending portfolios, and represent a small subset of the Firm’s $57.2 billion of wholesale real estate loans. The Firm’s origination of new wholesale construction loans with interest reserves has been limited in the last several years. Accordingly, the balance of these types of loans has been declining and, at December 31, 2009, the outstanding principal balance of wholesale construction loans with interest reserves was approximately $[Redacted], of which $[Redacted] was classified as nonperforming. During 2009, the Firm recognized less than $[Redacted] of interest income with respect to wholesale construction loans with interest reserves. Unused interest reserves totaled approximately $[Redacted] as of December 31, 2009.
The credit characteristics of the Firm’s commercial real estate portfolio, by sub-portfolio (e.g., multi-family, commercial lessors, commercial construction and development), is presented on page 108 of the Firm’s December 31, 2009 Form 10-K. Given the size and seasoning of the Firm’s remaining portfolio of loans with interest reserves, and the fact that such loans do not present a significant credit risk to the Firm, the Firm has not included incremental disclosures for this portfolio in its March 31, 2010 Form 10-Q. We will consider expanded disclosures in future filings if the Firm’s portfolio of loans with interest reserves materially increases and begins to have a material effect on the Firm’s credit statistics.

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For the Staff’s information, responses to the Staff’s additional questions are detailed below.
The Firm’s standard policies for interest income recognition are applied to all construction loans, including those with interest reserves. As long as the Firm continues to expect repayment of the loan according to its contractual terms, interest income continues to be recognized. If the Firm were to determine at anytime during the life of the loan that full payment of principal and interest was in doubt, then the accrual of interest would cease and the loan would be classified as nonperforming.
The Firm actively monitors projects during the construction phase to ensure that the projects are proceeding as planned. Typically, the Firm hires third party architectural consultants to evaluate the progress of construction and ensure that the progress remains in line with the drawn funding. In addition, each time the borrower requests to draw funds from the interest reserve, the Firm analyzes the amount of the interest reserve to ensure that it will continue to cover projected interest costs through the date at which the collateral will be able to generate sufficient cash flows to service the debt independently (i.e., the property is “stabilized”). If the analysis indicates an expected shortfall before the property is stabilized, then the borrower would typically be required to fund a cash collateral account from which any actual interest shortfall would be paid. The Firm would not capitalize any interest relating to an actual interest shortfall if it were to occur.
The Firm may extend or renew maturing construction loans in the normal course of business. The initial term of construction loans is often established to cover the projected actual construction period, and extensions and renewals are generally expected to be provided, assuming construction has progressed as projected, until the collateral is fully stabilized and eligible for term financing from a third party. As part of the extension or renewal process, the loan is re-underwritten to properly assess the credit risk and to ensure the collateral coverage remains sufficient. When the Firm extends, renews, or otherwise modifies a loan to a borrower, the Firm assesses whether the modified loan should be accounted for and reported as a troubled debt restructuring (that is, the Firm considers whether the modified terms represent a concession to a borrower that is experiencing financial difficulty).
As noted above, construction loans with interest reserves are underwritten such that the interest reserve amount is expected to be adequate to sustain the project until it is fully stabilized. For example, a loan structure that requires 100% of the borrower’s equity to be advanced prior to disbursement of loan funds would require an interest reserve to ensure that there are sufficient funds available to the borrower to make interest payments until the property generates sufficient cash flow independently. In contrast, interest reserves would typically not be used on loans secured by properties that are already stabilized. Other than matters specifically related to the establishment of the interest reserve itself, there is no substantive difference in the Firm’s underwriting process for loans with an interest reserve compared with the process for loans without an interest reserve.
The Firm does not advance additional interest reserves simply to keep a loan from becoming nonperforming. In some cases, the Firm does consider advancing additional funds to the borrower because the interest reserve has been depleted before the property is stabilized. In such circumstances, the Firm would generally advance additional funds to the borrower only if the current and projected value of the property is sufficient to ensure repayment of such advances.
5.	We note your disclosure on pages 101, 114, 195 and 254 that you had approximately $9.4 billion of non-purchase credit impaired restructured loans ($1.1 billion wholesale loans, $3.1 billion residential real estate loans and $5.1 billion credit card loans), of which $7.9 billion appears to be classified as performing at December 31, 2009. We also note your disclosure on

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page 114 that restructured loans may be returned to accrual status when payment is reasonably assured and the borrower has made a minimum of six payments under the new terms. Given the increasing amount of restructured loans and the fact that is appears 85% of these restructured loans are accruing at December 31, 2009, please tell us, and revised future filings to clearly and comprehensively discuss, the following:
•	All of the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest.

•	Clarify whether all of the troubled debt restructurings are classified as non-accrual at the time the loan is restructured. If not, quantify the amount of troubled debt restructurings that were classified as accrual upon restructuring and explain in detail how you determined that the loan was restructured so as to be reasonably assured of repayment and of performance according to prudent modified terms and is supported by a current, well-documented credit assessment of the borrowers financial condition and prospects for repayment under the revised terms.

•	For any of your troubled debt restructurings that accrued interest at the time the loan is restructured, whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

•	Consider revising your accounting policy on page 193 to discuss how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically consider providing similar disclosure to that provided on page 114, including, but not limited to the fact that restructured loans may be returned to accrual status when payment is reasonably assured and the borrower has made a minimum of six payments under the new term.
As disclosed on page 205 of the Firm’s December 31, 2009 Form 10-K, the Firm’s policy is to exempt credit card loans, including modified credit card loans, from being placed on nonperforming status, as permitted by regulatory guidance. Excluding the $5.1 billion of modified credit card loans, the Firm had, at December 31, 2009, approximately $4.2 billion of non-purchased credit impaired modified loans ($3.1 billion of consumer loans and $1.1 billion of wholesale loans), of which approximately 38%, or $1,584 million ($966 of consumer loans and $618 of wholesale loans) was considered to be performing.
In predominantly all cases, consumer (excluding credit card) and wholesale loans modified in a troubled debt restructuring were considered nonperforming prior to the modification. These loans remain on nonaccrual status subsequent to the modification until certain criteria are met. These criteria include (a) performance under the modified terms for a minimum of six months and/or six payments, and (b) an expectation that repayment of the modified loan is reasonably assured based on, for example, the borrower’s debt capacity and level of future earnings, collateral values, loan-to-value (LTV) ratios, and other current market considerations.
The Firm, under certain limited circumstances, may modify then-performing loans in a troubled debt restructuring. In such cases, the Firm’s general policy is to place the loan on nonaccrual status subsequent to the modification until the criteria noted above are met. However, there have been a discrete number of times when the Firm maintained certain loans on accrual status upon modification in a troubled debt restructuring (approximately $[Redacted] over the past two years). Such circumstances have

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included: (i) beginning in mid-2008 and continuing into early 2009, the Firm modified approximately 4,000 performing variable-rate subprime residential real estate loans into performing fixed-rate loans and (ii) in early 2009, the Firm modified one performing wholesale loan. For the residential real estate loans, the Firm used a borrower screening process as the basis for determining that repayment of the modified loan was reasonably assured. Modifications were only offered to borrowers who had a consistent history of timely mortgage payments during the immediately preceding twelve-month period. Considering both the borrowers’ payment history and the modified payment amount (including the fixed interest payments), the Firm concluded, at that time, that the borrowers to whom the modifications were being offered were reasonably assured of continuing to perform under the modified loan terms. Following modification, the Firm monitored the performance of these loans in accordance with its standard policies (including placing loans on nonaccrual status and recognizing charge-offs when appropriate). The modified wholesale loan remained on accrual status at the time of restructuring based on the borrower’s history of making all payments as contractually due, assessment of borrower’s future cash flows and the value of collateral supporting the loan. These factors, together with an updated internal risk rating assessment of the loan, supported management’s view that repayment of the loan under the modified terms was reasonably assured at the time of modification. The borrower of this wholesale loan has continued to perform post-modification.
For these limited number of troubled debt restructurings that remained on accrual status at the time the loan was restructured, no portions of the loans were charged off upon modification.
The Firm enhanced its disclosures regarding loan modifications on pages 76-77 and 127-128 in its March 31, 2010 Form 10-Q. Included in these disclosures is information about the types of concessions made in troubled debt restructurings, the amount of modified loans classified as nonaccrual, the effect of modifications on the allowance for loan losses, and the Firm’s policies for interest income recognition and impaired loan disclosures subsequent to modification.
6.	Please tell us, and consider revising your future filings to disclose, whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:
•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

•	Discuss the general terms of the new loans and how the A note and B note differ; particular whether the A note is underwritten in accordance with your customary underwriting standards and at current market rate.

•	Clarify whether the B note is immediately charged-off upon restructuring.

•	Describe your non-accrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower’s payment performance prior to the modification.

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•	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.
The Firm rarely restructures commercial real estate or other wholesale loans into multiple new loans. As of December 31, 2009, there were [Redacted] outstanding wholesale loans (with a current outstanding aggregate principal balance of approximately $[Redacted]) that had been restructured into multiple new loans. In general, the Firm restructures loans into multiple new loans only where the Firm believes there is an economic reason to do so (for example, improvement in market liquidity of the loan by restructuring the loans into different tranches with terms that appeal to various types of investors).
In the [Redacted] restructurings noted above, the “A” note represents the amount of the original principal that is expected to be fully collected, together with contractual interest. The “A” note bears a then-current market rate of interest and has terms and conditions that are consistent with current underwriting standards at the date of restructuring and are similar to terms of newly originated loans to borrowers who are not experiencing financial difficulties. The “B” note represents the remaining amount of the original principal. The terms of the “B” note are different than the “A” note as it has terms that would not otherwise be granted. For example, the “B” note may have a “payment-in-kind” (“PIK”) feature, where the borrower has the option to defer the interest payment on the “B” note to maturity, because the borrower does not have the capacity to pay, and is not expected to pay, the PIK interest.
The Firm’s accounting policies with respect to modifications involving “A note/B note” structures are consistent with bank regulatory guidance. These policies include:
•	The “B” note is charged-off at modification to the extent it is deemed uncollectible. Any portion of the “B” note that is not charged off is evaluated for an appropriate allowance for loan loss under the Firm’s standard policies.

•	If the “B” note is fully charged off, the “A” note may return to accrual status after a period of satisfactory payment performance by the borrower as long as the Firm concludes that the collectibility of all amounts due under the “A” note are reasonably assured. A borrower’s payment history prior to the date of restructuring generally is considered in assessing whether satisfactory payment performance has been demonstrated. If the “B” note is not fully charged off, the “A” note generally remains classified as nonaccrual.

•	If the “B” note is fully charged off, the “A” note generally is classified as a troubled debt restructuring only during the year of the restructuring, in accordance with ASC 310-40-50-2, because (a) the interest rate, terms and conditions of the “A” note are consistent with market interest rates and current underwriting standards at the date of restructuring and (b) the Firm concludes that the collection of all amounts contractually due on the “A” note is reasonably assured. If either of those two conditions is not met, or if the “B” note has not been fully charged off, then the “A” note remains classified as a troubled debt restructuring.
As of December 31, 2009, all [Redacted] of the restructured loans remained classified as nonaccrual and as troubled debt restructurings because the conditions noted above for a change in classification had not been met.
We will consider expanded disclosures in future filings if the Firm decides to utilize the “A note/ B note structure” more frequently and if such restructurings have a material effect on the Firm’s credit statistics.

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7.	Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial and industrial loans or any other applicable loans, such as construction loans, that have extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:
•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is troubled debt restructuring;

•	In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•	How you evaluate the guarantors’ reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

•	How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

•	When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.
At December 31, 2009, the Firm has less than $[Redacted] of loans that are classified as performing due to the existence of guarantees (i.e., these loans would be classified as nonperforming absent the guarantee). Many of these loans were extended at maturity in the normal course of business and the number of such loans has not increased significantly in recent periods. Given the immaterial balance of such loans, the Firm did not enhance its disclosures of such loans in its March 31, 2010 Form 10-Q.
In general, the Firm may agree to extend the maturity of a loan at the borrower’s request. The terms of the extension can vary between several months to more than a year based on borrower-specific circumstances. When the Firm provides extensions at the maturity of an existing loan, the terms and conditions of the extended loan are consistent with underwriting standards current at that time and are therefore similar to terms and conditions of other newly originated loans to borrowers who are not experiencing financial difficulties. Loans that are guaranteed are not typically considered to be collateral dependent because the loan is intended to repaid from the cash flows of the business operations or by the guarantor (and therefore the loan is not intended to be repaid solely from the underlying collateral). See

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below for more information on how the Firm’s assesses the guarantor’s ability to perform under its obligations.
If extensions are made at an interest rate that is lower than then-current market interest rates, or with other terms that represent a concession to a borrower that is experiencing financial difficulties, then the Firm would consider the extension to be a troubled debt restructuring and the extended loan would be accounted for and disclosed accordingly.
The credit-worthiness of the borrower and the guarantor are evaluated using the Firm’s established credit criteria and risk rating methodology. That evaluation considers the guarantor’s owned assets, sources of income and cash flows, business conditions that would affect the guarantor’s operations, and details on material contingencies that could affect the guarantor. Credit reviews are based on the most recently available information and are performed at least annually, and are updated as part of the underwriting process performed upon making a material modification to, or extension of, an existing loan.
The Firm’s evaluation of whether a loan is impaired and requires an asset-specific allowance or charge-off considers the existence of a guarantee, to the extent that the Firm believes the guarantee is legally enforceable and expects to recover proceeds from the guarantor based on a current evaluation of the guarantor’s credit standing, reputation and willingness to pay. In making this determination, the Firm considers past experience with the guarantor (whether the guarantor has a demonstrated history of honoring its obligations), the guarantor’s financial capacity, and the guarantor’s financial incentive to perform under the guarantee (for example, whether the guarantor has a financial interest that would be at risk upon liquidation of the borrower or collateral). In the circumstance where the Firm believes the guarantor is unable or unwilling to honor its guarantee or the Firm could be unable to enforce a guarantee, the guarantee would not be considered in determining whether the loan is impaired.
The Firm does not specifically monitor the number of times guarantees have been enforced. However, it would be unusual for the Firm not to pursue a guarantee where the guarantor has the ability and the legal obligation to perform under the guarantee. The Firm has enforced guarantees through bilateral negotiations, litigation, and bankruptcy proceedings. In addition, the Firm believes that the benefit of guarantees is often realized indirectly by influencing borrower performance, because the guarantor has a financial incentive to ensure that the borrower remains adequately funded to avoid a default in the first place.
Due to the insignificance of the Firm’s loans not considered impaired due the existence of guarantees, the Firm has not separately quantified the aggregate appraised value of any collateral underlying these loans.
For impaired loans subject to an asset-specific allowance, the loss estimate for a guaranteed loan considers the likelihood of guarantor default and the financial resources of the guarantor, taking into consideration the factors noted above regarding the determination of the appropriate allowance or charge-off on a guaranteed loan. As stated above, the Firm does seek performance under the guarantee where the guarantor has the ability and legal obligation to perform.
8.	We note that you exclude modified credit card loans from the table of page 194, which presents your impaired loans and related allowance. We further note your disclosure on page 195 that as of December 31, 2009, you had $5.1 billion of on-balance sheet credit card loans outstanding that have been modified. Please address the following:

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•	Compare and contrast under what circumstances you would consider the modification to be temporary in nature versus permanent and whether these would be classified as troubled debt restructurings;

•	Considering your disclosure on page 195 that upon non-compliance by the cardholder with the modified payment terms the credit card loan agreement will revert back to it is original payment terms, please tell us how this event would impact the accounting for the loan as well as the classification and presentation in your Guide III data;

•	Given that these loans are not included in the impaired loans and related allowance table on page 194, please tell us your basis for not including these loans in your ASC 310-10 (SFAS 114) impairment analysis; and

•	Please clarify for us your process for assessing these loans under ASC 450-20- (SFAS 5) for impairment analysis, including expanding on your statement on page 195 that “...modifications to these credit card loans had no incremental impact on the Firm’s allowance for loan losses.”
The Firm considers modifications of payments for terms longer than three months to represent troubled debt restructurings, assuming the modification represents a concession to a borrower experiencing financial difficulty. All of the Firm’s credit card modification programs have modification periods greater than three months, and therefore all such modifications are considered to be troubled debt restructurings.
One of the conditions in the Firm’s credit card modification programs is that if the borrower does not perform according to the modified terms, then the payment and interest rate terms revert back to the original payment terms. Upon reversion to the original payment terms, the loan is no longer included in the Firm’s disclosures regarding modified loans, as the loans are no longer contractually modified. Instead, the loan accrues interest at its original contractual rate. However, the Firm establishes an allowance for the portion of the earned interest and fees that it estimates to be uncollectible, which effectively reserves for substantially all the interest and fees that are greater than 90 days past due. In addition, the loan reverts to the appropriate delinquency category and continues to age as long as the borrower fails to perform. As disclosed in footnote (e) on page 79 of the December 31, 2009 Form 10-K, the Firm charges off credit card loans by the end of the month in which the account becomes 180 days past due or within 60 days of receiving notification about a specified event (e.g., bankruptcy of the borrower), whichever is earlier.
Due to the unique nature of the credit card modification programs compared to other loan modifications (in which modifications are permanent, rather than conditional on the borrower’s continuing performance), and the relatively high number of modified credit card loans that revert to their original terms, the Firm concluded that the most transparent disclosure of these programs was through more specific disclosure, rather than inclusion in the impaired loan table. However, the exclusion of those loans from the impaired loan table is not meant to imply that the loans are not subject to impairment analysis under ASC 310-10; the modified loans are subject to such impairment analysis.
The Firm’s statement that “... modifications had no incremental impact on the Firm’s allowance for loan losses” was intended to communicate that the Firm determined an appropriate allowance for loan losses for its credit card loans as of December 31, 2009 that was reflective of the risk characteristics of both modified and non-modified credit card loans. The Firm’s methodology for determining its allowance for loan losses uses forecasts of losses based on historical experience and current economic conditions. As

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part of that determination the Firm calculated the allowance for loan losses for its on-balance sheet credit card loans outstanding for borrowers who were in a modification program based on the modified terms and estimated losses for the remaining life of modified loans in accordance with ASC 310-10 (SFAS 114). The allowance for loan losses for non-modified credit card loans was calculated in accordance with ASC 450-20 (SFAS 5). After consideration of both of those calculations, the Firm concluded that its aggregate allowance for loan losses for credit card loans was appropriate at December 31, 2009. The Firm believes that this aggregate allowance is not substantially different than that determined by applying the Firm’s ASC 450-20 (SFAS 5) methodology to all credit card loans (both modified and non-modified), because the increased credit risk, uncertainty and other factors associated with credit card loans subject to modification would be incorporated in the forecasts considered in the Firm’s ASC 450-20 methodology.
The Firm has enhanced disclosures on page 128 of its March 31, 2010 Form 10-Q to clarify its practice for estimating its allowance for loan loss for modified credit card loans, including separate quantification of the allowance calculated in accordance with ASC 310-10.
Note 14 – Allowance for credit losses, page 196
9.	We note your disclosure on page 196 that certain impaired loans that were determined to be collateral-dependent were charged-off to the fair value of the collateral less costs to sell. Please provide us with, and disclose in future filings, the amount of collateral dependent loans as of each period presented, the amount of charge-offs recognized during the period and a comprehensive discussion of the methods used to estimate the fair value of the collateral securing your collateral dependent impaired loans and other real estate owned. In addition, please consider providing similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.
The Firm enhanced its disclosures regarding charge-offs and balances of collateral-dependent loans and the methods used to estimate the fair value of collateral on pages 103 and 130-131 of its March 31, 2010 Form 10-Q.
Note 30 – Commitments and Contingencies, page 230
10.	We note your disclosure on page 233 that as part of your loan sale and securitization activities you may be required to repurchase loans and/or indemnify the purchaser of the loans against losses due to any breaches of representations and warranties and that your recorded repurchase liabilities of $1.7 billion and $1.1 billion at December 31, 2009 and 2008, respectively. Please address the following:
•	As it relates to your repurchase liabilities that you have recorded at December 31, 2009 and 2008, please provide us with, and revise your future filings to provide, the disclosures required by paragraphs 3-5 of ASC 450-20-50. In particular, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued, please revise to disclose an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made. Furthermore we remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please revise your MD&A in future filings to more thoroughly discuss the risks and uncertainties associated with developing your estimated liability for representations and

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warranties, particularly in situations where you have limited experience dealing with certain counterparties; and

•	As a related matter, please tell us whether you are aware of any pending or threatened litigation initiate by investors or purchasers of mortgage-backed securities, including but no limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise future filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued.
The Firm’s disclosures of its liability related to indemnifications for breaches of representations and warranties in Note 22 on page 151 of its March 31, 2010 Form 10-Q (which incorporates by reference Note 31 on page 233 of the Firm’s December 31, 2009 Form 10-K) address the requirements of paragraphs 3-5 of ASC 450-20-50. The disclosures provide a description of the nature of the contingency, the amount of the Firm’s recognized liability, a description of the Firm’s methodology used to estimate the liability, and a statement regarding the Firm’s inability to estimate a range of reasonably possible loss. In addition, the Firm enhanced its disclosure of its repurchase liabilities in Management’s Discussion and Analysis on pages 47-48 of its March 31, 2010 Form 10-Q. The enhancements provide a description of the primary risks and uncertainties associated with developing the Firm’s estimated liability, including the factors that have experienced significant changes recently (and thus may not be determinable by reliance solely on historical data) and external factors such as the actions of third parties including the GSEs and mortgage insurers. The disclosure also provides an estimate of the sensitivity of the Firm’s liability to changes in these assumptions and estimates.
The Firm considers pending or threatened litigation initiated by investors or purchasers of mortgage-backed securities in the context of its litigation reserve. Such litigation is described on pages 166-167 of Part II – item 1 Legal Proceeding in the Firm’s March 31, 2010 Form 10-Q. In addition, see Note 21 on page 148 of the Firm’s March 31, 2010 Form 10-Q, and the response to question 11 below.
11.	We note your disclosures under Item 3 Legal Proceedings beginning on page 11 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed:

	(i)	the possible loss or range of loss; or

	(ii)	a statement that an estimate of the loss cannot be made.

ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determine to be reasonably possible but not probably, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or a statement that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the first quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the

CONFIDENTIAL TREATMENT
REQUESTED BY JPMORGAN CHASE & CO.

outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

The Firm enhanced its litigation-related disclosures in Note 21 on page 148 and pages 164-170 of Part II – Item 1 Legal Proceedings in its March 31, 2010 Form 10-Q.

With respect to Note 21, the Firm enhanced its qualitative discussion of the types of its outstanding litigation, explained its process for recording and adjusting litigation reserves each quarter and included the statement that the Firm does not believe a meaningful aggregate range of reasonably possible losses (as defined by the relevant accounting literature) can be determined for asserted and probable unasserted claims as of March 31, 2010. In addition, the Firm disclosed the amount of litigation expense recorded in the first quarter of 2010, noting that it was primarily related to mortgage-related litigation. The Firm also disclosed within Management’s Discussion and Analysis the effect of such expenses on Noninterest expense in both the Corporate and Investment Bank segments.

With respect to Part II – Item 1 Legal Proceedings, the Firm enhanced its descriptions of its various litigations to include the amount of the alleged damages or other quantitative measures wherever possible to enable users to do their own risk assessment regarding the nature and potential magnitude of loss.
Summary of loan and lending-related commitments loss experience
Loan loss analysis, page 258
12.	We note your presentation of the allowance to nonperforming loans retained ratio on page 258. Given the fact that a significant amount of the allowance included in the numerator is allocated to loans types that are excluded from nonperforming loans in the denominator (e.g., credit card loans and SOP 03-3 loans), we believe that more transparency is needed around your presentation of this ratio. Accordingly, when presenting this ratio in your future filings, please include disclosure which quantifies the amount of the allowance allocated to loan types that are not included in the nonperforming loans denominator.
In response to the Staff’s prior comments, beginning with the Firm’s Form 8-K filed on April 14, 2010 (page 33) and continuing with the Firm’s March 31, 2010 Form 10-Q (page 79), the Firm has presented ratios of the allowance for loan losses to retained nonperforming loans excluding the allowance allocated to credit card loans. In addition, on page 79 of the Firm’s March 31, 2010 Form 10-Q, the Firm provided disclosure of the amount of the allowance allocated to credit card loans. The Firm will continue to present these supplemental ratios and disclosures in future filings.
* * * *

CONFIDENTIAL TREATMENT
REQUESTED BY JPMORGAN CHASE & CO.

     If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-3632, Shannon S. Warren at 212-270-1530 or Neila B. Radin at 212-270-0938.

Very truly yours,
/s/Louis Rauchenberger

Louis Rauchenberger Corporate Controller